Filed Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. 333-152589
FREE WRITING PROSPECTUS RULE 433
FINAL PRICING ANNOUNCEMENT
Issuer:
The Republic of Italy.
Securities Offered:
$2,500,000,000 principal amount of 3.125% Notes due 2015.
Maturity Date:
January 26, 2015.
Spread to Treasury:
74.75 bps
Treasury Yield:
2.449%.
Benchmark Treasury:
UST 2.625% due 31 December 2014
Redemption Basis:
At par.
Initial Price to Public:
99.672% of the principal amount of the Notes.
Purchase Price by the Underwriters:
99.547% of the principal amount of the Notes.
Underwriting Commission:
0.125% of the principal amount of the Notes.
Interest Rate:
The Notes will bear interest from January 26, 2010 at the rate of 3.125% per annum, payable on July 26, 2010 and thereafter semi-annually in arrear in two equal payments.
Interest Payment Dates:
January 26 and July 26 of each year commencing July 26, 2010, unless any Interest Payment Date would otherwise fall on a day which is not a Banking Day, in which case the interest Payment Date shall be the immediately succeeding Banking Day without any interest or other payment as a result of the delay. Interest will be paid to the persons in whose names the Notes are registered at the close of business on the preceding January 11 and July 11 as the case may be (the “Record Date”). Interest will be calculated on the basis of a 360-day year of twelve 30-day months. “Banking Day” means any day that is a day on which banking institutions in The City of New York are not generally authorized or obligated by law, regulation or executive order to close.

Listing:
Application has been made to list the Notes on the Luxembourg Stock Exchange and EuroMOT (Mercato Telematico Eurobbligazioni).
Form and Settlement:
The Notes will be issued in the form of one or more global notes in fully registered form, in a minimum denomination of US$100,000 and integral multiples of US$1,000 in excess thereof, without coupons, which will be deposited on or about January 26, 2010 (the “Closing Date”) with Citibank, N.A. as custodian for, and registered in the name of Cede & Co. as nominee of, The Depository Trust Company (“DTC”). Subject to certain exceptions, beneficial interests in the global notes will be represented through accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in the global notes through DTC in the United States or through Euroclear Bank S.A./N.V. (“Euroclear”) or Clearstream Banking, société anonyme (“Clearstream”), in Europe, if they are participants in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream will in turn hold interests in the global notes as indirect participants in DTC. Subject to certain exceptions, owners of beneficial interests in the global notes will not be entitled to have Notes registered in their names, will not receive or be entitled to receive physical delivery of Notes under the Notes or the fiscal agency agreement governing the Notes. It is expected that delivery of the Notes will be made, against payment therefore in same-day funds, on or about January 26, 2010.
Stabilization
In connection with the offering, Barclays Bank PLC or any person acting for Barclays Bank PLC may over-allot notes or effect transactions with a view to supporting the market price of the notes at a level higher than that which might otherwise prevail. However, there is no obligation on Barclays Bank PLC or any of its agents, to do this. Such transactions may be effected on the Luxembourg Stock Exchange, EuroMOT (Mercato Telematico Eurobbligazioni), in the over-the-counter market or otherwise. Such stabilization, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Any stabilization action or over-allotment must be conducted in accordance with all applicable laws and rules.
Withholding Tax:
Principal of and interest on the Notes are payable by Italy without withholding or deduction for Italian withholding taxes subject to certain exceptions, including withholding taxes that may be imposed pursuant to the EU Directive on the taxation of savings income.
Redemption:
The Notes will not be redeemable prior to January 26, 2015.
Collective Action Clauses:
The Notes will contain provisions regarding voting on amendments, modifications and waivers. These provisions are commonly referred to as collective action clauses. Under these provisions, Italy may amend certain key terms of the Notes, including the maturity date, interest rate and other payment terms, with the consent of the holders of 75% of the aggregate principal amount of the outstanding Notes.

Governing Law:
The Notes shall be governed by, and interpreted in accordance with, the laws of the State of New York.
Underwriting:
The Underwriters named below, acting through their representatives, Barclays Bank PLC, Citibank International plc and Credit Suisse Securities (Europe) Limited, have jointly and severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement dated September 16, 1993, as amended by and adhered to by the Underwriters by means of a Pricing Agreement dated as of January 19, 2010 (as amended, the “Underwriting Agreement”), to purchase from Italy the principal amount of each series of the Notes set forth opposite their name below:

	Principal Amount of
	Designated Securities
Underwriter	to be purchased
Barclays Bank PLC		758,334,000
Citibank International plc		758,333,000
Credit Suisse Securities (Europe) Limited		758,333,000
BNP Paribas		25,000,000
Deutsche Bank AG, London Branch		25,000,000
Goldman Sachs International		25,000,000
HSBC Bank plc		25,000,000
J.P. Morgan Securities Ltd.		25,000,000
Morgan Stanley & Co International plc		25,000,000
Merrill Lynch International		25,000,000
The Royal Bank of Scotland plc		25,000,000
UBS Limited		25,000,000

Total	US$	2,500,000,000

Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all the Notes, if any are taken.
The Underwriters propose to offer the Notes at the public offering price. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.
Italy has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933.
Certain of the Underwriters and their respective affiliates may have from time to time performed investment banking and/or commercial banking services for Italy in the ordinary course of business and may do so in the future. Citigroup Global Markets Inc. is an affiliate of Citibank, N.A., which is acting as Fiscal Agent, Paying Agent and Registrar with regard to the Notes.
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The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at: http://www.sec.gov/Archives/edgar/data/52782/000115697306001005/u50763e424b5.htm.
Alternatively, Barclays Bank PLC will arrange to send you the prospectus if you request it by email to barclaysprospectus@broadridge.com or by calling +1-888-603-5847.
Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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